Exhibit 99

Unilver United States, Inc.

Media Relations Contact: Nancy Goldfarb 212-906-4690	Investor Relations Contact: Leigh Ferst 212-906-3430

HOLD FOR 2:00 A.M. (EST) RELEASE

UNILEVER FOURTH QUARTER AND ANNUAL RESULTS 2002
(Unaudited and provisional)

New York, NY – February 13, 2003 – Sustained growth in the leading brands, and a healthy expansion of both operating margin and cash flow were the highlights of another successful year. The expected acceleration of growth through the year with increased investment in our brands keeps us well on track to fully achieve all our Path to Growth targets.

FINANCIAL HIGHLIGHTS

		Constant exchange rates (2001 average)			Current exchange rates
Fourth Quarter 2002		€ Millions	Full Year 2002		Full Year 2002

13,272	+ 2%	Turnover	52,020	0%	48,760	- 7%
1,795	- 5%	Operating profit – beia *	7,739	+ 6%	7,260	0%
508	- 6%	Pre-tax profit	4,177	+ 15%	3,979	+ 10%
293	+ 22%	Net profit	2,217	+ 21%	2,129	+ 16%
1,029	+ 3%	Net profit – beia *	4,237	+ 20%	4,006	+ 13%

		Per NV share (€0.51), Euro
0.30	+ 29%	Earnings per share (EPS)	2.23	+ 22%	2.14	+ 18%
1.05	+ 5%	EPS (beia) *	4.29	+ 21%	4.06	+ 14%

		Per PLC share (1.4p), Euro cents
4.47	+ 29%	Earnings per share (EPS)	33.40	+ 22%	32.05	+ 18%
15.80	+ 5%	EPS (beia) *	64.41	+ 21%	60.86	+ 14%

            * Before exceptional items and amortisation of goodwill and intangibles

KEY FEATURES FOR THE YEAR (at constant exchange rates)

•	Sales growth of our leading brands reached 5.4% for the year.
•	Operating margin (beia) moved ahead to 14.9% for the year, compared to 13.9% in 2001.
•	Benefits from our savings programmes were partly re-invested in our brands, with advertising and promotions 120 basis points ahead of last year.
•	Strong cashflow from operating activities with disposal proceeds and lower interest rates combined to reduce interest by 22% to €1.3 billion.
•	Earnings per share (beia) grew 21%, well ahead of our Path to Growth commitment and reflect the improvement in profitability and lower tax.
•	Proposed final dividend of €1.15 per NV ordinary share and 10.83p per PLC ordinary share, increases the total dividend per share by 9% for NV and by 10% for PLC.

CHAIRMEN’S COMMENT & OUTLOOK

Once again we have shown the strength of our business in difficult market conditions. This has been another successful year which has seen leading brand growth sustained within the 5-6% range and importantly they now represent 89% of our business. With the build up of our innovation programmes and market place activity we have gained momentum through the year and have finished strongly.

A further healthy increase in operating margin has been achieved whilst progressively increasing investment behind our brands. Our restructuring programmes continue to deliver on plan and the target of €1.6 billion procurement savings was passed ahead of schedule. Furthermore, by the end of the year we had reached the full Bestfoods integration savings target of €0.8 billion, again ahead of plan.

In Home and Personal Care we have sustained the leading brand growth well in excess of 6%. In particular our Personal Care brands continue to perform well and Homecare margins increased sharply. In Foods the focus in the first half of the year was on completing the Bestfoods integration, providing the firm platform on which to leverage innovation and market place activity in the second half. This has delivered accelerating leading brand growth and for the full year it was 4.4%.

The growth of the leading brands, their expansion as a proportion of our portfolio, the continuing increase in operating margins and strong cash generation are all direct benefits of the Path to Growth strategy.

In 2003 we are planning for growth of the leading brands of between 5 and 6%, when they will exceed 90% of our turnover, and to deliver low double-digit growth in earnings per share, before exceptional items and goodwill amortisation. This growth in earnings per share includes our intention to adopt FRS 17 for pensions accounting and to reflect the value of share options as an operating charge. We expect to sustain an improvement to the underlying tax rate to around 32%.

The momentum in our all-round performance in 2002, underpinned by strong innovation and further cost savings give us the confidence that our 2004 Path to Growth targets will be achieved in full.

N W A FitzGerald Chairman, Unilever PLC	A Burgmans Chairman, Unilever N.V.

FOURTH QUARTER AND FULL YEAR FINANCIAL RESULTS (at constant exchange rates)

Underlying sales grew by 4% in the year and by 7% in the quarter. Including the impact of planned disposals, total sales for the year were maintained at last year’s level and were 2% ahead in the quarter.

Operating margin (beia) in the year was 14.9%, an increase of 100 basis points over last year, and in the quarter was 13.5% after a 300 basis points increase in advertising and promotions.

Amortisation of goodwill and intangibles was €1,364 million for the year, with €330 million in the quarter.

Net exceptional charges within operating profit for the year were €939 million. This includes €1,298 million of restructuring, with the balance being the net of profits and losses on disposals and the release of provisions following settlement of claims in our favour. Associated costs included in operating profit (beia) were €200 million for the year, of which €76 million was charged in the fourth quarter.

Net interest was €1,288 million in the year, a reduction of 22% on 2001, as we benefited from the continuing strong cash flow from operations, proceeds of business disposals, and lower interest rates.

The underlying tax rate (beia) for the year was 30%. This includes a favourable 2% from prior year adjustments which were €166 million for the year and €93 million in the fourth quarter. For the year, the higher level of prior year tax adjustments added 3 percentage points to EPS (beia) growth.

The effective tax rate for the year was 39% and reflects the non-tax-deductibility of Bestfoods goodwill amortisation.

Net profit for the year was up 21% to €2,217 million. Before exceptional items and goodwill amortisation, net profit rose by €694 million, or by 20%.

Earnings per share (beia) rose by 21% in the year and by 5% in the quarter. Earnings per share rose by 22% for the full year.

When expressed at current rates of exchange, earnings per share (beia) were up 14% for the full year. Earnings per share rose by 18%.

FULL YEAR PERFORMANCE BY REGION (at constant exchange rates)

The following regional commentary is based on operating profit before exceptional items and amortisation of goodwill and intangibles. Sales growth is stated on an underlying basis, excluding the effect of acquisitions and disposals. Turnover includes the impact of acquisitions and disposals.

EUROPE: Another year of good growth and progress in profitability.

Underlying sales grew 3% with a continuing significant contribution from Central and Eastern Europe. Turnover was 3% lower than last year through the impact of disposals.

Central and Eastern Europe grew at 9% with particular strength in Dressings, Tea, Household Care and Personal Care. We made further good progress in Russia.

West European Foods sales grew at 3% including an increasing contribution from Foodsolutions, our Foodservice business. There has been sustained progress in branded Spreads and Cooking Products which grew 5% due to the continuing impact of innovations, especially in Flora/Becel which grew by over 10%. Savoury and Dressings grew 4% with market place activity behind Amora, Hellmann’s, Bertolli, Knorr and Pot Noodle and the launches of soup makers, chilled soups and Bertolli pastasauces towards the end of the year. Slim·Fast also grew well as we continued its roll-out. Ice Cream showed great resilience with innovations such as Cornetto Soft and snack size ice creams helping to offset the impact of poorer weather than last year to give growth of just under 1%.

In Home and Personal Care in Western Europe, good growth in Skin, Deodorants and Hair included particularly strong performances through innovation and range extension in Dove, Rexona and Axe. Laundry volumes grew by 4%, which was partly offset by pricing in a competitive environment to give an underlying sales growth of 1%, with market share being maintained.

Operating margin increased by 60 basis points to 15.3%, reflecting the benefits from our savings programmes including the integration of Bestfoods, partly reinvested in additional support for the leading brands.

NORTH AMERICA: Sharp improvement in profitability with a pick-up in growth through the year.

Underlying sales grew 1% with a stronger performance in the second half as market place activity built through the year. Turnover declined 5% through the impact of disposals, notably DiverseyLever and Mazola.

In Foods, sales grew 2% and our market shares remained firm. Slim·Fast continued to expand, passing the €1 billion sales mark globally, Ice Cream again grew at over 5% and Wishbone, Becel and Knorr also moved ahead well. In addition to an active programme behind these brands, innovations including Lipton Brisk lemonade and Ragú Rich and Meaty sauces led growth in the second half of the year. Overall, sales growth in the year was held back by promotional price competition in mayonnaise, the exit from Hellmann’s pourable dressings and the impact of lower butter prices on the margarine market.

In Home and Personal Care, sales were flat for the full year with an improved performance in the latter part offsetting a slow start to the year. This reflects both the timing of the overall innovation plan and the steps taken to improve profitability in Laundry to give the base for a more active programme from the fourth quarter. The successful launches of Axe deodorant and all fabric conditioners and the re-launch of Dove body wash contributed to a strong finish to the year.

Operating margin increased by 190 basis points to 16.1%. This is driven particularly by improvements in Laundry profitability but also widespread benefits from savings programmes partly re-invested in additional advertising and promotion.

AFRICA, MIDDLE EAST AND TURKEY: Strengthening of geographic presence and good sales growth.

Underlying sales grew by 7% with turnover ahead by 9% including the increase in our holding in the Robertson’s business.

Growth was broad based across categories with the major contributions from marketing activities behind Knorr, Lipton, Lux, Dove and Laundry brands. South Africa performed particularly well with good sales growth especially in Omo, Sunsilk, Axe and Lux in Home and Personal Care and Knorr, Lipton, Rama and Becelpro·activ in Foods. In Turkey, the weak economy has led to consumer downtrading and market contraction and our sales have declined as a result. Elsewhere in the region we have strengthened our market position, particularly in Israel, Saudi Arabia and the Gulf States, Tunisia, Algeria and Morocco.

Operating margin increased by 30 basis points to 11.3% after an increase in investment behind the leading brands.

ASIA AND PACIFIC: Acceleration of growth through the year and a further advance in profitability.

Underlying sales grew by 5%. Including the impact of disposals, turnover grew by 2%.

Home and Personal Care grew well across both categories and countries. Indonesia, Philippines and Vietnam performed particularly well and Skin, Hair and Deodorants all grew at over 10% across the region through innovations and support behind Dove, Lifebuoy and Pond’s. Sales in India accelerated through the year to reach 3% for the full year despite the planned harvesting of non–leading brands. The stronger second half in India has been led by Fair and Lovely with the launch of a herbal variant, Pond’s with new small packs, the launch of a new Vaseline variant for treating damaged skin and good growth in Laundry.

In Foods, good growth in South East Asia reflects the Bestfoods brands benefitting from the Unilever distribution system, innovation in Knorr, and a strengthening of the Bango soy sauce and Sariwangi tea brands in Indonesia. This performance was partly offset by declines in Tea in Central Asia as prices are adjusted to reflect lower commodity prices and a focus on improving profitability as we exit from low value, low growth commoditised teas. In Japan the successful alliance with Suntory in Ready to Drink Tea has doubled the market share of Lipton to over 25%.

Operating margin increased by 70 basis points to 14.1% with gains from our savings programmes partly re-invested in increased advertising and promotions.

LATIN AMERICA: Sales ahead strongly despite difficult economic conditions in key countries.

Underlying sales grew by 12% driven by pricing action to recover devaluation-led cost increases, particularly in Argentina. Outside Argentina, volumes grew by 2% with price ahead by 9%. Including the impact of disposals, turnover in the region grew by 8%.

Personal Care continued to perform very strongly. Sedal shampoo grew exceptionally well across the region and where it has most recently been launched it has already reached impressive market share levels. Dove shampoo has been launched in Brazil, Mexico, Chile and Peru and is making very good progress. In Deodorants, Rexona has been successfully launched in Venezuela and re-launched in Colombia and we have taken clear market leadership in Mexico. In Laundry, market shares have held firm against our nearest competitor and have responded to changed economic conditions with packs which specifically address the reduced spending power of consumers.

In Foods, Ice Cream grew by over 10%, mostly volume, with the main contributions from Brazil, Mexico and Venezuela. A good performance in Savoury and Dressings was led by the launch of Knorr noodle cups and a re-launch of Hellmann’s in Mexico, together with significant growth in the value brand Arisco in Brazil. In Spreads, Becel de Capullo was launched in Mexico, introducing the Becel brand to that country. Lipton Ready to Drink tea continued to grow well in Brazil and the soy based health drink AdeS made good progress in both Brazil and Mexico.

In Argentina consumer demand is considerably down and volumes have been affected as a result. We continue to hold strong market shares and our experienced local management are managing the business in a way which preserves its long term health. Gross margins are being protected and new products have been launched in both Foods and Home and Personal Care to respond to reduced disposable incomes.

Operating margin increased by 100 basis points to 14.2%, after an increase in investment behind the leading brands.

RESULTS AT CURRENT EXCHANGE RATES

During the year the average exchange rate for the Euro strengthened by 7% against a representative basket of currencies for Unilever. Reported at current exchange rates, turnover, operating profit beia and EPS beia were 6% lower than at constant exchange rates. EPS beia growth was 7% lower at 14%.

FINAL DIVIDEND

The Boards will recommend to the Annual General Meetings, to be held on 7 May 2003, a final dividend of €1.15 per €0.51 ordinary share of Unilever N.V., an increase of 8.5% over last year and a final dividend of 10.83p per 1.4p ordinary share of Unilever PLC, an increase of 9.5% over last year. This will bring the total dividend to €1.70 per ordinary share of €0.51, an increase of 9% over last year and 16.04p per ordinary share of 1.4p, an increase of 10% over last year.

CASH FLOW (at current rates of exchange)

Cash flow from operations for the year 2002 was €7.9 billion compared with €7.5 billion in 2001. This was the result of continuing strong underlying profits and a further reduction in working capital partly offset by higher restructuring cash outflows and the effect of cash refunds from pensions schemes in 2001.

Net interest cost decreased by €0.5 billion reflecting lower debt which has been reduced by cash from operations and disposals as well as lower interest rates.

Capital expenditure and financial investments are €0.3 billion higher than the previous year reflecting lower proceeds from asset disposals and increased purchases of own shares to hedge the extension of share option schemes to a broader group of employees. Gross capital expenditure before proceeds of disposals was 2.7% of turnover, a continuation of the reducing trend of recent years.

Net proceeds of €1.8 billion from disposals include €1.0 billion from the disposal of DiverseyLever, €0.4 billion from the disposal of Mazola in North America and €0.2 billion from the disposal of Loders Croklaan.

BALANCE SHEET

Currency retranslation effects, particularly on US dollar denominated assets and liabilities, were significant this year.

Goodwill and Intangibles have decreased by €4.7 billion in the year including a currency retranslation of €3.6 billion and amortisation for the year of €1.3 billion.

Net debt has decreased by €6.2 billion in the year, through cash flow from operations, proceeds from disposals and the effects of currency movements.

Capital and reserves have decreased by €1.1 billion in the year. Net profit of €2.1 billion and goodwill write-backs of €0.5 billion following disposals are offset by a currency retranslation of €1.5 billion primarily from Latin America, dividends of €1.7 billion and by purchases of own shares of €0.6 billion to hedge share option schemes.

CHANGES TO ACCOUNTING FOR PENSIONS AND SHARE OPTIONS FROM 2003

We will be implementing the new UK Financial Reporting Standard 17 (FRS 17) ‘Retirement Benefits’ in 2003. FRS 17 will require the figures for 2002 to be re-stated to give a like-for-like comparison for 2003 reporting and this will be shown as supplementary information in the notes to the 2002 accounts. The restatement for 2002 benefits net profit (beia) by €1 million. Operating profit (beia) for that year will be reduced by €107 million, while interest costs will benefit by €108 million.

In respect of the end 2002 balance sheet, under FRS 17 Net Assets would be reduced by €1.2 billion compared with SSAP24. Net Assets would include a net deficit of €3.9 billion net of tax in respect of post-retirement benefits. This would be in substitution for, and not in addition to, the provision of €2.7 billion net of tax already included under SSAP24. Within the €3.9 billion FRS 17 net deficit the pensions element is €3.3 billion, net of tax, made up of two elements. The first part is the provision which we have always carried in respect of unfunded plans. These liabilities totalled €1.9 billion net of tax at 31 December 2002. The second part, amounting to €1.4 billion net of tax is the amount by which the actuarial value of our long-term pension obligations exceeds the year end market value of the investments to provide for those future obligations.

We will also be changing the accounting for share options in 2003 to reflect the developing practice in UK, US and IAS accounting standards bodies. This again requires restatement of 2002 to give a like-for-like basis of comparison. Within our existing agreed share option programmes we have been protecting shareholders’ interests through hedging by buying in shares at the time of grant and taking the financing cost within interest. The change from 2003 will be to additionally include a non–cash charge against operating profit to reflect the value to the employee of the options granted. In 2003 the additional charge is estimated at around €160 million, an increase of around €60 million on 2002.

The outlook given for 2003 of low double digit growth in EPS before exceptional items and goodwill amortisation is made after considering the impact of these new accounting charges. It allows for a dilution of 5% from increased pension costs and 1% from increased share option charges in 2003.

EURO REPORTING

Information in sterling and US dollars is available as a supplement to this Euro report.

SAFE HARBOUR STATEMENT: This announcement may contain forward-looking statements (within the meaning of the U.S. Private Securities Litigation Reform Act 1995). Any forward-looking statements are based on current expectations with respect to important risk factors. It is important to note that the actual results could materially differ from the results anticipated in any forward-looking statements which may be contained in this announcement. Factors which might cause forward-looking statements to differ materially from actual results include, among other things, the overall economic, political, social and business conditions, the demand for our goods and services, competition in the market, fluctuations in interest rates and foreign currencies, the impact and other uncertainties of future acquisitions and disposals and any changes in the tax laws and other legislation and regulation, in the jurisdictions in which we operate.
We do not undertake any obligation to update any forward-looking statements contained in or incorporated in this announcement to reflect actual results, changes in assumptions or in other factors which may affect any forward-looking statements.

UNILEVER BACKGROUND

Unilever (NYSE: UN, UL) is one of the world’s largest consumer products companies with annual sales of approximately $47 billion in 2002. It produces and markets a wide range of foods and home and personal care products. Unilever operates in 88 countries around the globe and employs approximately 258,000 people.

In the United States, Unilever sales were approximately $11 billion in 2002. It employs approximately 15,225 people and has 59 offices and manufacturing sites in 21 states.

The business comprises:

Foods: Lipton teas, soups and side dishes; Wish-Bone salad dressings and marinades; Lawry’s seasonings and specialty sauces; Shedd’s Country Crock and “I Can’t Believe It’s Not Butter!” spreads and sprays; Ragu pasta and pizza sauces; Knorr soups, sauces and bouillons; Hellmann’s and Best Foods mayonnaise; Skippy peanut butter; Bertolli olive oil, premium pasta sauces and frozen dinners; Good Humor-Breyers and Ben & Jerry’s Homemade, Inc. ice cream companies; and Slim-Fast nutritional and health snack products.

Home and Personal Care: Wisk “all” and Surf laundry detergents; Snuggle fabric softener; Sunlight dish detergent; Lever 2000, Caress, Pond’s and Vaseline skin care; the Dove family of anti-perspirant, skin- and hair-care products; the Suave family of anti-perspirant, skin- and hair-care products; Axe deodorant bodyspray for men; Q-tips cotton swabs; Mentadent oral care products; Finesse, Salon Selectives, and ThermaSilk hair care products; and Calvin Klein, Nautica and Lagerfeld cosmetic and fragrance products.

CONSOLIDATED PROFIT AND LOSS ACCOUNT – CONSTANT EXCHANGE RATES (unaudited)

In the profit and loss account given below, the results in both years have been translated at constant exchange rates, being the annual average exchange rates for 2001. This reporting convention facilitates comparisons since the impact of exchange rate fluctuations is eliminated.

Fourth Quarter			€ Millions – constant	Full Year
2002	2001	% Incr./ (Decr.)		2002	2001	% Incr. /(Decr.)

13,272	13,069	2%	TURNOVER	52,020	52,206	–%
(117)	(185)		Less: Share of turnover of joint ventures	(521)	(692)

13,155	12,884	2%	GROUP TURNOVER	51,499	51,514	–%

786	892	(12)%	GROUP OPERATING PROFIT	5,348	5,174	3%
1,766	1,849	(4)%	Group operating profit beia *	7,639	7,149	7%
(653)	(602)		Exceptional items	(945)	(588)
(327)	(355)		Amortisation of goodwill and intangibles	(1,346)	(1,387)
24	32		Add: Share of operating profit of joint ventures	88	84

810	924	(12)%	OPERATING PROFIT	5,436	5,258	3%
1,795	1,890	(5)%	Operating profit beia *	7,739	7,269	6%
(655)	(602)		Exceptional items	(939)	(588)
(330)	(364)		Amortisation of goodwill and intangibles	(1,364)	(1,423)
10	-		Share of operating profit of associates	36	–
5	5		Other income from fixed investments	(7)	12
(317)	(387)		Interest	(1,288)	(1,646)

508	542	(6)%	PROFIT BEFORE TAXATION	4,177	3,624	15%
(115)	(245)		Taxation	(1,626)	(1,547)

393	297	32%	PROFIT AFTER TAXATION	2,551	2,077	23%
(100)	(57)		Minority interests	(334)	(239)

293	240	22%	NET PROFIT AT CONSTANT 2001 EXCHANGE RATES	2,217	1,838	21%

1,029	1,002	3%	Net profit before exceptional items & amortisation of goodwill and intangibles	4,237	3,543	20%

* beia means before exceptional items and amortisation of goodwill and intangibles.

CONSOLIDATED PROFIT AND LOSS ACCOUNT – CURRENT EXCHANGE RATES (unaudited)

The profit and loss account given below is stated at current exchange rates i.e. the results in both years have been translated at the exchange rates prevailing during the appropriate period; further information is given on page 13. The reported results are therefore impacted by exchange rate movements between the periods.

Fourth Quarter			€ Millions – current	Full Year
2002	2001	% Incr./ (Decr.)		2002	2001	% Incr. /(Decr.)

11,856	13,048	(9)%	TURNOVER	48,760	52,206	(7)%
(106)	(182)		Less: Share of turnover of joint ventures	(490)	(692)

11,750	12,866	(9)%	GROUP TURNOVER	48,270	51,514	(6)%

681	879	(23)%	GROUP OPERATING PROFIT	5,041	5,174	(3)%
1,574	1,841	(14)%	Group operating profit beia *	7,165	7,149	–%
(606)	(609)		Exceptional items	(879)	(588)
(287)	(353)		Amortisation of goodwill and intangibles	(1,245)	(1,387)
23	32		Add: Share of operating profit of joint ventures	84	84

704	911	(23)%	OPERATING PROFIT	5,125	5,258	(3)%
1,602	1,882	(15)%	Operating profit beia *	7,260	7,269	–%
(609)	(609)		Exceptional items	(874)	(588)
(289)	(362)		Amortisation of goodwill and intangibles	(1,261)	(1,423)
9	–		Share of operating profit of associates	34	–
6	5		Other income from fixed investments	(7)	12
(271)	(389)		Interest	(1,173)	(1,646)

448	527	(15)%	PROFIT BEFORE TAXATION	3,979	3,624	10%
(87)	(241)		Taxation	(1,538)	(1,547)

361	286	26%	PROFIT AFTER TAXATION	2,441	2,077	18%
(90)	(56)		Minority interests	(312)	(239)

271	230	18%	NET PROFIT AT EXCHANGE RATES CURRENT IN EACH PERIOD	2,129	1,838	16%

938	996	(6)%	Net profit before exceptional items & amortisation of goodwill and intangibles	4,006	3,543	13%

			COMBINED EARNINGS PER SHARE (Current rates)
0.28	0.22	25%	- per €0.51 ordinary share (Euros)	2.14	1.82	18%
0.26	0.22	25%	- per €0.51 ordinary share – diluted (Euros)	2.07	1.77	17%
4.14	3.30	25%	- per 1.4p ordinary share (Euro cents)	32.05	27.27	18%
4.02	3.22	25%	- per 1.4p ordinary share – diluted (Euro cents)	31.10	26.54	17%
			Preference dividends	(42)	(51)
			Dividends on ordinary capital	(1,659)	(1,530)

			Result for the year retained	428	257

* beia means before exceptional items and amortisation of goodwill and intangibles

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES (unaudited)

€ Millions	Full Year
	2002	2001 Restated
Net profit	2,129	1,838
Unrealised gain on partial disposal of a group company	56	-
Currency retranslation	(1,582)	(1,065)

Total recognised gains for the year	603	773
Adjustment related to prior year restatement	(202)	-

Total recognised gains since last Annual Report	401	773

MOVEMENTS IN SHAREHOLDERS' EQUITY (unaudited)

€ Millions	Full Year
	2002	2001 Restated
Shareholders' equity as at 1 January	6,993	7,974
Net profit	2,129	1,838
Dividends	(1,701)	(1,581)
Goodwill movements	458	274
Unrealised gain on partial disposal of a group company	56	-
Currency retranslation	(1,517)	(1,076)
Change in number of shares or certificates of shares held in connection with share options	(551)	(436)

Shareholders' equity as at 31 December	5,867	6,993

SUMMARY BALANCE SHEET (unaudited)

€ Millions	As at 31 December
	2002	2001 Restated
Goodwill and intangibles	20,274	24,964
Other fixed assets	8,115	10,124
Stocks	4,500	5,343
Debtors	8,231	10,034
Cash and current investments	3,478	2,301
Trade & other creditors	(11,732)	(12,738)

	32,866	40,028

Borrowings	20,444	25,500
Provisions for liabilities and charges	5,927	6,871
Minority interests	628	664
Capital and reserves	5,867	6,993

	32,866	40,028

Restatements relate to the implementation of United Kingdom Financial Reporting Standard 19 (see note on Page 13).

€ Millions	As at 31st December	As at 31st December
	2001	2000
Shareholders’ equity as previously reported in 2001 Report & Accounts	7,195	8,169
Accounting policy change	(202)	(195)

Shareholders’ equity as restated	6,993	7,974

CASH FLOW STATEMENT (unaudited)

€ Millions	Full Year
	2002	2001
Cash flow from operating activities	7,883	7,497
Dividends from joint ventures	83	82
Returns on investments and servicing of finance	(1,386)	(1,887)
Taxation	(1,817)	(2,205)
Capital expenditure and financial investment	(1,706)	(1,358)
Acquisitions and disposals	1,755	3,477
Dividends paid on ordinary share capital	(1,580)	(1,420)

CASH INFLOW BEFORE MANAGEMENT OF LIQUID RESOURCES AND FINANCING	3,232	4,186
Management of liquid resources	(592)	1,106
Financing	(2,591)	(5,098)

INCREASE IN CASH IN THE PERIOD	49	194

RECONCILIATION OF CASH FLOW TO MOVEMENT IN NET DEBT (unaudited)

NET DEBT AT 1 JANUARY	(23,199)	(26,468)

INCREASE IN CASH IN THE PERIOD	49	194
Cash flow from (increase) / decrease in borrowings	2,600	5,095
Cash flow from increase / (decrease) in liquid resources	592	(1,106)

Change in net debt resulting from cash flows	3,241	4,183
Borrowings within group companies acquired	(77)	(1)
Borrowings within group companies sold	20	3
Liquid resources within group companies acquired	-	-
Liquid resources within group companies sold	(1)	-
Non cash movements	1,467	(408)
Currency retranslation	1,583	(508)

MOVEMENT IN NET DEBT IN THE PERIOD	6,233	3,269

NET DEBT AT 31 DECEMBER	(16,966)	(23,199)

GEOGRAPHICAL ANALYSIS (unaudited)

Fourth Quarter			€ Millions	Full Year
		% Incr./					% Incr./
2002 *	2001 *	(Decr.)*		2002 **	2002 *	2001 *	(Decr.)*
13,272	13,069	2%	TURNOVER	48,760	52,020	52,206	-%

4,837	4,905	(1)%	Europe	19,657	19,700	20,220	(3)%
3,222	3,395	(5)%	North America	12,568	13,205	13,880	(5)%
1,003	895	12%	Africa, Middle East & Turkey	3,225	3,754	3,455	9%
2,187	2,081	5%	Asia and Pacific	7,865	8,242	8,046	2%
2,023	1,793	13%	Latin America	5,445	7,119	6,605	8%

1,795	1,890	(5)%	OPERATING PROFIT before exceptional items and amortisation of goodwill and intangibles	7,260	7,739	7,269	6%

629	655	(4)%	Europe	3,006	3,006	2,967	1%
537	583	(8)%	North America	2,027	2,130	1,973	8%
83	95	(13)%	Africa, Middle East & Turkey	353	426	380	12%
288	312	(8)%	Asia and Pacific	1,115	1,166	1,077	8%
258	245	5%	Latin America	759	1,011	872	16%

13.5%	14.5%		OPERATING MARGIN before exceptional items and amortisation of goodwill and intangibles	14.9%	14.9%	13.9%

13.0%	13.4%		Europe	15.3%	15.3%	14.7%
16.7%	17.2%		North America	16.1%	16.1%	14.2%
8.3%	10.6%		Africa, Middle East & Turkey	11.0%	11.3%	11.0%
13.2%	15.0%		Asia and Pacific	14.2%	14.1%	13.4%
12.8%	13.7%		Latin America	13.9%	14.2%	13.2%

* at constant 2001 annual average exchange rates.

** at exchange rates current in the year.

OPERATIONAL ANALYSIS (unaudited)

Fourth Quarter			€ Millions	Full Year
		% Incr./					% Incr./
2002 *	2001 *	(Decr.)*		2002 **	2002 *	2001 *	(Decr.)*

13,272	13,069	2%	TURNOVER	48,760	52,020	52,206	-%

7,189	7,025	2%	Foods	27,390	28,725	28,796	-%

2,834	2,674	6%	Savoury and Dressings	9,503	10,138	9,999	1%
1,763	1,871	(6)%	Spreads and Cooking Products	6,216	6,474	6,771	(4)%
1,115	1,069	4%	Health & Wellness and Beverages	4,215	4,467	4,299	4%
1,477	1,411	5%	Ice Cream and Frozen Foods	7,456	7,646	7,727	(1)%

2,271	2,610	(13)%	Home Care and Professional Cleaning	8,579	9,436	10,467	(10)%
3,610	3,250	11%	Personal Care	12,245	13,273	12,310	8%
202	184	9%	Other Operations	546	586	633	(7)%

1,795	1,890	(5)%	OPERATING PROFIT before exceptional items and amortisation of goodwill and intangibles	7,260	7,739	7,269	6%

1,057	1,088	(3)%	Foods	4,040	4,237	4,140	2%

574	537	7%	Savoury and Dressings	1,539	1,658	1,685	(2)%
311	390	(20)%	Spreads and Cooking Products	1,006	1,029	1,086	(5)%
189	178	6%	Health & Wellness and Beverages	615	654	572	14%
(17)	(17)	(3)%	Ice Cream and Frozen Foods	880	896	797	12%

165	187	(12)%	Home Care and Professional Cleaning	954	1,027	886	16%
548	610	(10)%	Personal Care	2,224	2,430	2,219	10%
25	5	412%	Other Operations	42	45	24	88%

13.5%	14.5%		OPERATING MARGIN before exceptional items and amortisation of goodwill and intangibles	14.9%	14.9%	13.9%

14.7%	15.5%		Foods	14.8%	14.8%	14.4%

20.2%	20.1%		Savoury and Dressings	16.2%	16.4%	16.9%
17.7%	20.8%		Spreads and Cooking Products	16.2%	15.9%	16.0%
17.0%	16.7%		Health & Wellness and Beverages	14.6%	14.7%	13.3%
(1.1)%	(1.2)%		Ice Cream and Frozen Foods	11.8%	11.7%	10.3%

7.3%	7.2%		Home Care and Professional Cleaning	11.1%	10.9%	8.5%
15.2%	18.8%		Personal Care	18.2%	18.3%	18.0%
12.5%	2.7%		Other Operations	7.8%	7.7%	3.8%

* at constant 2001 annual average exchange rates.

** at exchange rates current in the year.

NOTES

Exchange Rates

The results for 2002 and the comparative figures for 2001 have been translated at constant average rates of exchange, being the annual average rates for 2001. For our reporting currencies these were €1 = £0.622 = US $0.895. In addition, the results, earnings per share and cash flow statement have been translated at rates current in each period. For our reporting currencies these were:

	Fourth Quarter	Full Year
2002	€1 = £0.642 = US $1.044	€1 = £0.628 = US $0.940
2001	€1 = £0.617 = US $0.900	€1 = £0.622 = US $0.895

The balance sheet figures have been translated at year-end rates of exchange. For our reporting currencies these were €1 = £0.651 = US $1.049 (31 December 2001: €1 = £0.611 = US $0.885).

Acquisitions

For the year 2002, the effect on turnover and operating profit of acquisitions was €166 million and €11 million respectively.

Disposals in the quarter

On 30 November 2002, we completed the sale of Loders Croklaan Group, an international speciality oils and fats business, to IOI Corporation Berhad of Malaysia for €217 million in cash. This business had sales of €267 million in 2001.

On 31 December 2002 we completed the sale of our Iberia Foods business to an affiliate of the Brooklyn Bottling Group of Brooklyn, New York. In 2002 the business had sales of approximately US $43 million.

On 17 January 2003, we completed the sale of our holdings in Unipamol Malaysia Sdn. Bhd. and Pamol Plantations Sdn. Bhd. to Palmco of Malaysia, a subsidiary of IOI Corporation, for a cash consideration of €138 million. In 2002 these businesses had combined sales of approximately €51 million.

Reporting of turnover and operating profit

Turnover means Group turnover plus our share of turnover of joint ventures net of our share of any sales to the joint ventures already included in the Group figures. Operating profit means Group operating profit plus our share of operating profit of joint ventures. These measures do not include our share of the turnover or operating profit of associates.

FRS 19

From 1 January 2002 Unilever has adopted UK Financial Reporting Standard 19 (FRS 19) 'Deferred Tax' which requires full provision to be made for deferred taxes. The impact of adoption of this standard has been reflected in all periods covered by this announcement by means of prior period adjustments to the balance sheets. As Unilever has previously provided for deferred taxes on a full provision basis in accordance with Netherlands law, FRS 19 does not have a material impact on the profit and loss account.

The implementation of FRS 19 has resulted in a restatement of €(202) million to the opening Capital and Reserves for 2002 (2001: €(195) million). In the 2002 opening balance sheet goodwill has been reduced by €133 million (2001: €77 million) while debtors have been reduced by €60 million (2001: €91 million) through a reduction in deferred tax assets, and deferred tax liabilities have been increased by €9 million (2001: €27 million).

DIVIDENDS

The Boards have resolved to recommend to the Annual General Meetings to be held on 7 May 2003 the declaration of final dividends in respect of 2002 on the Ordinary capitals at the following rates which are equivalent in value at the rate of exchange applied in terms of the Equalisation Agreement between the two companies:

NV	€1.15 per ordinary share (2001: €1.06), bringing the total of NV's dividend for 2002 to €1.70 per ordinary share (2001: €1.56).
PLC	10.83p per ordinary share (2001: 9.89p), bringing the total of PLC's dividend for 2002 to 16.04p per ordinary share (2001:14.54p).

The NV final dividend will be paid on 9 June 2003, to shareholders registered at close of business on 8 May 2003.

The PLC final dividend will be paid on 9 June 2003, to shareholders registered at close of business on 16 May 2003.

DIVIDENDS ON NEW YORK SHARES OF NV

US Dollar checks for the final dividend on the New York Shares of €0.51* nominal amount after deduction of Netherlands withholding tax at the appropriate rate, converted at the Euro/Dollar European Central Bank rate of exchange on 7 May 2003 will be mailed on 6 June 2003 to holders of record at the close of business on 16 May 2003. If converted at the Euro/Dollar rate of exchange at noon on 12 February 2003 the final dividend would be US $1.234525per New York share (2001 final dividend: US $0.963328 actual payment) before deduction of Netherlands withholding tax. With the interim dividend in respect of 2002 of US $0.540100 at the actual Euro/Dollar conversion rate, already paid, this would result in a total for interim and final dividends in respect of 2002 of US $1.774625 per New York Share (2001: US $1.418178 actual payment).

DIVIDENDS ON AMERICAN SHARES OF PLC

US Dollar checks for the final dividend on the American Depositary Receipts in PLC converted at the Sterling/Dollar rate of exchange current in London on 7 May 2003 will be mailed 6 June 2003 to holders of record at the close of business on 16 May 2003. Each American Depositary Receipt in PLC represents four 1.4p ordinary shares in PLC. The PLC final dividend will therefore be 43.32p per American Depositary Receipt. If converted at the Sterling/Dollar rate of exchange at noon on 12 February 2003, the PLC final dividend would be US $0.7006 per American Depositary Receipt (2001 final dividend: US $0.5772 actual payment). With the interim dividend in respect of 2002 of US $0.3247 at the actual Sterling/Dollar conversion rate, already paid, this would result in a total for interim and final dividends in respect of 2002 of US $1.0253 per American Depositary Receipt (2001: US $0.8474 actual payment).

* The euro amounts of share capital shown above are representations in euros on the basis of article 67c Book 2 Dutch Civil Code of underlying amounts of share capital in Dutch guilders.

Combined earnings per share

The combined earnings per share calculations are based on the average number of share units representing the combined ordinary shares of NV and PLC in issue during the year, less the average number of shares held to meet options granted under various employee share plans.

The number of combined share units is calculated from the underlying NV and PLC shares using the exchange rate of £1 = €5.445, in accordance with the Equalisation Agreement.

The diluted earnings per share are based on the average number of share units, plus all shares under option, together with certain PLC shares which may be issued in 2038 under the arrangements for the variation of the Leverhulme Trust. The number of shares is reduced, in accordance with FRS 14, by the number of shares that could be purchased at fair value with the expected proceeds from the exercise of options by employees.

Earnings per share in Euro for the year

	Constant rates		Current rates
	2002	2001	2002	2001
	Thousands of units
Average number of combined share units of €0.51	976,743	982,845	976,743	982,845
Average number of combined share units of 1.4p	6,511,620	6,552,302	6,511,620	6,552,302

COMBINED EPS
Net profit	2,217	1,838	2,129	1,838
Less: Preference dividends	(42)	(51)	(42)	(51)

Net profit attributable to ordinary capital	2,175	1,787	2,087	1,787

Combined EPS per €0.51 (Euros)	2.23	1.82	2.14	1.82
Combined EPS per 1.4p (Euro cents)	33.40	27.27	32.05	27.27

COMBINED EPS – BEIA
Net profit	2,217	1,838	2,129	1,838
Add back exceptional items net of tax	704	334	661	334
Add back amortisation of goodwill / intangibles net of tax	1,316	1,371	1,216	1,371

Net profit beia	4,237	3,543	4,006	3,543
Less: Preference dividends	(42)	(51)	(42)	(51)

Net profit attributable to ordinary capital – beia	4,195	3,492	3,964	3,492

Combined EPS beia per €0.51 (Euros)	4.29	3.55	4.06	3.55
Combined EPS beia per 1.4p (Euro cents)	64.41	53.29	60.86	53.29

COMBINED EPS – Diluted
	Thousands of units
Adjusted average combined share units of €0.51	1,006,627	1,010,009	1,006,627	1,010,009
Adjusted average combined share units of 1.4p	6,710,844	6,733,393	6,710,844	6,733,393

Net profit attributable to ordinary capital	2,175	1,787	2,087	1,787

Combined diluted EPS per €0.51 (Euros)	2.16	1.77	2.07	1.77
Combined diluted EPS per 1.4p (Euro cents)	32.41	26.54	31.10	26.54

Dates

The Annual Report & Accounts 2002 will be published on 27 March 2003.

The provisional results for the first quarter 2003 will be published on Friday, 2 May 2003.

SUPPLEMENTARY INFORMATION ON UNILEVER GROUP RESULTS

€ Millions (provisional)

EXCEPTIONAL ITEMS IN OPERATING PROFIT	2002**	2002*	2001*

Restructuring	(1,215)	(1,298)	(1,515)
Others, principally business disposals	341	359	927

	(874)	(939)	(588)

By geographical area
Europe	(723)	(741)	254
North America	(66)	(70)	(285)
Africa, Middle East & Turkey	(39)	(45)	(139)
Asia & Pacific	13	13	(157)
Latin America	(59)	(96)	(261)

	(874)	(939)	(588)

By operation
Foods	(542)	(575)	(363)
Savoury and dressings	(25)	(37)	347
Spreads and cooking products	(175)	(183)	(260)
Health & wellness and beverages	(105)	(111)	(128)
Ice cream and frozen foods	(237)	(244)	(322)
Home care & professional cleaning	(183)	(200)	(201)
Personal care	(149)	(166)	(49)
Other operations	–	2	25

	(874)	(939)	(588)

CAPITAL EXPENDITURE		2002**	2001**
By geographical area
Europe		552	631
North America		334	355
Africa, Middle East & Turkey		108	114
Asia & Pacific		170	217
Latin America		134	196

		1,298	1,513

By operation
Foods		805	810
Home care, professional cleaning and personal care		466	678
Other operations		27	25

		1,298	1,513

* at constant 2001 annual average exchange rates
** at exchange rates current in the year

€ Millions (provisional)	2002**	2001**

EXPENDITURE IN GROUP OPERATING COSTS

Research and development	1,166	1,178
Advertising and promotions expenditure	6,839	6,648

Average in thousands (provisional)	2002	2001

PERSONNEL NUMBERS BY GEOGRAPHICAL AREA (Parent
and group companies)
Europe	65	75
North America	22	30
Africa, Middle East and Turkey	52	49
Asia and Pacific	84	84
Latin America	35	41

	258	279

** at exchange rates current in the year

CONSOLIDATED PROFIT AND LOSS ACCOUNT – CONSTANT EXCHANGE RATES (unaudited)

In the profit and loss account given below, the results in both years have been translated at constant exchange rates, being the annual average exchange rates for 2001. This reporting convention facilitates comparisons since the impact of exchange rate fluctuations is eliminated. This translation has been prepared solely for the convenience of users and does not form part of Unilever’s accounts.

Fourth Quarter			US $ Millions – constant	Full Year
2002	2001	% Incr./(Decr.)		2002	2001	% Incr. /(Decr.)
11,882	11,700	2%	TURNOVER	46,573	46,740	–%
(104)	(166)		Less: Share of turnover of joint ventures	(466)	(619)

11,778	11,534	2%	GROUP TURNOVER	46,107	46,121	–%
705	799	(12)%	GROUP OPERATING PROFIT	4,789	4,632	3%
1,581	1,654	(4)%	Group operating profit beia *	6,839	6,400	7%
(583)	(538)		Exceptional items	(845)	(526)
(293)	(317)		Amortisation of goodwill and intangibles	(1,205)	(1,242)
22	28		Add: Share of operating profit of joint ventures	79	75
727	827	(12)%	OPERATING PROFIT	4,868	4,707	3%
1,607	1,692	(5)%	Operating profit beia *	6,929	6,508	6%
(585)	(538)		Exceptional items	(840)	(526)
(295)	(327)		Amortisation of goodwill and intangibles	(1,221)	(1,275)
8	–		Share of operating profit of associates	31	–
6	4		Other income from fixed investments	(5)	11
(284)	(346)		Interest	(1,153)	(1,473)

457	485	(6)%	PROFIT BEFORE TAXATION	3,741	3,245	15%
(105)	(219)		Taxation	(1,457)	(1,385)

352	266	32%	PROFIT AFTER TAXATION	2,284	1,860	23%
(90)	(51)		Minority interests	(299)	(214)

262	215	22%	NET PROFIT AT CONSTANT 2001 EXCHANGE RATES	1,985	1,646	21%

921	901	3%	Net profit before exceptional items & amortisation of goodwill and intangibles (Constant rates)	3,793	3,172	20%

* beia means before exceptional items and amortisation of goodwill and intangibles

CONSOLIDATED PROFIT AND LOSS ACCOUNT – CURRENT EXCHANGE RATES (unaudited)

The profit and loss account given below is stated at current exchange rates i.e. the results in both years have been translated at the exchange rates prevailing during the appropriate period; further information is given on page 12. The reported results are therefore impacted by exchange rate movements between the periods. This translation has been prepared solely for the convenience of users and does not form part of Unilever’s accounts.

Fourth Quarter			US $ Millions – current	Full Year
2002	2001	% Incr./(Decr.)		2002	2001	% Incr. /(Decr.)
11,688	11,697	–%	TURNOVER	45,839	46,740	(2)%
(105)	(163)		Less: Share of turnover of joint ventures	(460)	(619)

11,583	11,534	–%	GROUP TURNOVER	45,379	46,121	(2)%
705	789	(11)%	GROUP OPERATING PROFIT	4,739	4,632	2%
1,562	1,650	(5)%	Group operating profit beia *	6,736	6,400	5%
(574)	(545)		Exceptional items	(827)	(526)
(283)	(316)		Amortisation of goodwill and intangibles	(1,170)	(1,242)
22	28		Add: Share of operating profit of joint ventures	79	75
727	817	(11)%	OPERATING PROFIT	4,818	4,707	2%
1,589	1,687	(6)%	Operating profit beia *	6,825	6,508	5%
(574)	(545)		Exceptional items	(821)	(526)
(288)	(325)		Amortisation of goodwill and intangibles	(1,186)	(1,275)
9	–		Share of operating profit of associates	32	–
4	5		Other income from fixed investments	(7)	11
(268)	(348)		Interest	(1,103)	(1,473)

472	474	–%	PROFIT BEFORE TAXATION	3,740	3,245	15%
(102)	(216)		Taxation	(1,446)	(1,385)

370	258	43%	PROFIT AFTER TAXATION	2,294	1,860	23%
(87)	(51)		Minority interests	(292)	(214)

283	207	37%	NET PROFIT AT EXCHANGE RATES CURRENT IN EACH PERIOD	2,002	1,646	22%
927	893	4%	Net profit before exceptional items & amortisation of goodwill and intangibles	3,766	3,172	19%

$	$		COMBINED EARNINGS PER SHARE (Current rates)	$	$
0.29	0.20	45%	– per €0.51 ordinary share	2.01	1.63	23%
0.28	0.19	44%	– per €0.51 ordinary share – diluted	1.95	1.58	23%
0.18	0.12	45%	– per 5.6p ordinary share	1.21	0.98	23%
0.17	0.12	44%	– per 5.6p ordinary share – diluted	1.17	0.95	23%

			Preference dividends	(40)	(46)
			Dividends on ordinary capital	(1,560)	(1,369)

			Result for the year retained	402	231

* beia means before exceptional items and amortisation of goodwill and intangibles

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES (unaudited)

US $ Millions	Full Year
	2002	2001 Restated
Net profit	2,002	1,646
Unrealised gain on partial disposal of a group company	52	–
Currency retranslation	(506)	(1,260)

Total recognised gains for the year	1,548	386
Adjustment related to prior year restatement	(179)	–

Total recognised gains since last Annual Report	1,369	386

MOVEMENTS IN SHAREHOLDERS' EQUITY (unaudited)

US $ Millions	Full Year
	2002	2001 Restated
Shareholders' equity as at 1 January	6,192	7,418
Net profit	2,002	1,646
Dividends	(1,600)	(1,415)
Goodwill movements	431	245
Unrealised gain on partial disposal of a group company	52	–
Currency retranslation	(405)	(1,311)
Change in number of shares or certificates of shares held in connection with share options	(518)	(391)

Shareholders' equity as at 31 December	6,154	6,192

SUMMARY BALANCE SHEET (unaudited)	As at 31 December
US $ Millions	2002	2001 Restated
Goodwill and intangibles	21,268	22,103
Other fixed assets	8,513	8,964
Stocks	4,721	4,731
Debtors	8,635	8,884
Cash and current investments	3,649	2,037
Trade & other creditors	(12,308)	(11,278)

	34,478	35,441

Borrowings	21,446	22,577
Provisions for liabilities and charges	6,219	6,084
Minority interests	659	588
Capital and reserves	6,154	6,192

	34,478	35,441

Restatements relate to the implementation of United Kingdom Financial Reporting Standard 19 (see note on Page 13).

	As at 31st	As at 31st
	December 2001	December 2000
Shareholders’ equity as previously reported in 2001 Report & Accounts	6,371	7,600
Accounting policy change	(179)	(182)

Shareholders’ equity as restated	6,192	7,418

CASH FLOW STATEMENT (unaudited)

US $ Millions	Full Year
	2002	2001
Cash flow from operating activities	7,411	6,713
Dividends from joint ventures	78	73
Returns on investments and servicing of finance	(1,303)	(1,689)
Taxation	(1,708)	(1,975)
Capital expenditure and financial investment	(1,604)	(1,216)
Acquisitions and disposals	1,650	3,113
Dividends paid on ordinary share capital	(1,485)	(1,272)

CASH INFLOW BEFORE MANAGEMENT OF LIQUID RESOURCES AND FINANCING	3,039	3,747
Management of liquid resources	(557)	991
Financing	(2,436)	(4,564)

INCREASE IN CASH IN THE PERIOD	46	174

RECONCILIATION OF CASH FLOW TO MOVEMENT IN NET DEBT (unaudited)

NET DEBT AT 1 JANUARY	(20,540)	(24,623)

INCREASE IN CASH IN THE PERIOD	46	174
Cash flow from (increase) / decrease in borrowings	2,444	4,562
Cash flow from increase / (decrease) in liquid resources	557	(991)

Change in net debt resulting from cash flows	3,047	3,745
Borrowings within group companies acquired	(72)	–
Borrowings within group companies sold	19	3
Liquid resources within group companies acquired	–	–
Liquid resources within group companies sold	(1)	–
Non cash movements	1,379	(365)
Currency retranslation	(1,629)	700

MOVEMENT IN NET DEBT IN THE PERIOD	2,743	4,083

NET DEBT AT 31 DECEMBER	(17,797)	(20,540)

GEOGRAPHICAL ANALYSIS (unaudited)

Fourth Quarter			US $ Millions	Full Year
2002 *	2001 *	% Incr./(Decr.)*		2002**	2002 *	2001 *	% Incr./(Decr.)*

11,882	11,700	2%	TURNOVER	45,839	46,573	46,740	–%
4,330	4,392	(1)%	Europe	18,480	17,637	18,103	(3)%
2,885	3,039	(5)%	North America	11,815	11,823	12,426	(5)%
897	800	12%	Africa, Middle East & Turkey	3,032	3,360	3,093	9%
1,958	1,864	5%	Asia and Pacific	7,394	7,379	7,204	2%
1,812	1,605	13%	Latin America	5,118	6,374	5,914	8%

1,607	1,692	(5)%	OPERATING PROFIT before exceptional items and amortisation of goodwill and intangibles	6,825	6,929	6,508	6%
563	587	(4)%	Europe	2,826	2,692	2,657	1%
481	521	(8)%	North America	1,906	1,907	1,766	8%
74	85	(13)%	Africa, Middle East & Turkey	332	381	340	12%
258	279	(8)%	Asia and Pacific	1,048	1,044	964	8%
231	220	5%	Latin America	713	905	781	16%

13.5%	14.5%		OPERATING MARGIN before exceptional items and amortisation of goodwill and intangibles	14.9%	14.9%	13.9%
13.0%	13.4%		Europe	15.3%	15.3%	14.7%
16.7%	17.2%		North America	16.1%	16.1%	14.2%
8.3%	10.6%		Africa, Middle East and Turkey	11.0%	11.3%	11.0%
13.2%	15.0%		Asia and Pacific	14.2%	14.1%	13.4%
12.8%	13.7%		Latin America	13.9%	14.2%	13.2%

*   at constant 2001 annual average exchange rates
** at exchange rates current in the year

OPERATIONAL ANALYSIS (unaudited)

Fourth Quarter			US $ Millions	Full Year
2002 *	2001 *	% Incr./(Decr.)*		2002 **	2002 *	2001 *	% Incr./(Decr.)*

11,882	11,700	2%	TURNOVER	45,839	46,573	46,740	–%
6,437	6,290	2%	Foods	25,749	25,718	25,782	–%

2,537	2,394	6%	Savoury and Dressings	8,934	9,076	8,952	1%
1,579	1,674	(6)%	Spreads and Cooking Products	5,843	5,797	6,062	(4)%
998	958	4%	Health & Wellness and Beverages	3,962	3,999	3,850	4%
1,323	1,264	5%	Ice Cream and Frozen Foods	7,010	6,846	6,918	(1)%

2,033	2,336	(13)%	Home Care and Professional Cleaning	8,065	8,448	9,371	(10)%
3,232	2,909	11%	Personal Care	11,511	11,883	11,021	8%
180	165	9%	Other Operations	514	524	566	(7	) %

1,607	1,692	(5)%	OPERATING PROFIT before exceptional items and amortisation of goodwill and intangibles	6,825	6,929	6,508	6%
947	974	(3)%	Foods	3,798	3,794	3,706	2%

514	481	7%	Savoury and Dressings	1,447	1,484	1,508	(2)%
279	349	(20)%	Spreads and Cooking Products	946	922	972	(5)%
170	160	6%	Health & Wellness and Beverages	578	586	513	14%
(16)	(16)	(3)%	Ice Cream and Frozen Foods	827	802	713	12%

148	167	(12)%	Home Care and Professional Cleaning	897	920	793	16%
490	546	(10)%	Personal Care	2,090	2,175	1,987	10%
22	5	412%	Other Operations	40	40	22	88%

13.5%	14.5%		OPERATING MARGIN before exceptional items and amortisation of goodwill and intangibles	14.9%	14.9%	13.9%
14.7%	15.5%		Foods	14.8%	14.8%	14.4%

20.2%	20.1%		Savoury and Dressings	16.2%	16.4%	16.9%
17.7%	20.8%		Spreads and Cooking Products	16.2%	15.9%	16.0%
17.0%	16.7%		Health & Wellness and Beverages	14.6%	14.7%	13.3%
(1.1)%	(1.2)%		Ice Cream and Frozen Foods	11.8%	11.7%	10.3%

7.3%	7.2%		Home Care and Professional Cleaning	11.1%	10.9%	8.5%
15.2%	18.8%		Personal Care	18.2%	18.3%	18.0%
12.5%	2.7%		Other Operations	7.8%	7.7%	3.8%

*    at constant 2001 annual average exchange rates
** at exchange rates current in the year

Earnings per share in US Dollars for the year

	Constant rates		Current rates
	2002	2001	2002	2001
	Thousands of units
Average number of combined share units of €0.51	976,743	982,845	976,743	982,845
Average number of combined share units of 5.6p	1,627,905	1,638,076	1,627,905	1,638,076

COMBINED EPS
Net profit	1,985	1,646	2,002	1,646
Less: Preference dividends	(38)	(46)	(40)	(46)

Net profit attributable to ordinary capital	1,947	1,600	1,962	1,600

Combined EPS per €0.51	$1.99	$1.63	$2.01	$1.63
Combined EPS per 5.6p	$1.20	$0.98	$1.21	$0.98

COMBINED EPS – BEIA
Net profit	1,985	1,646	2,002	1,646
Add back exceptional items net of tax	630	299	622	299
Add back amortisation of goodwill / intangibles net of tax	1,178	1,227	1,142	1,227

Net profit beia	3,793	3,172	3,766	3,172
Less: Preference dividends	(38)	(46)	(40)	(46)

Net profit attributable to ordinary capital – beia	3,755	3,126	3,726	3,126

Combined EPS beia per €0.51	$3.84	$3.18	$3.81	$3.18
Combined EPS beia per 5.6p	$2.31	$1.91	$2.29	$1.91

COMBINED EPS – Diluted
	Thousands of units
Adjusted average combined share units of €0.51	1,006,627	1,010,009	1,006,627	1,010,009
Adjusted average combined share units of 5.6p	1,677,711	1,683,348	1,677,711	1,683,348

Net profit attributable to ordinary capital	1,947	1,600	1,962	1,600

Combined diluted EPS per €0.51	$1.93	$1.58	$1.95	$1.58
Combined diluted EPS per 5.6p	$1.16	$0.95	$1.17	$0.95

SUPPLEMENTARY INFORMATION ON UNILEVER GROUP RESULTS

US $ Millions (provisional)

EXCEPTIONAL ITEMS IN OPERATING PROFIT	2002**	2002*	2001*

Restructuring	(1,142)	(1,162)	(1,356)
Others, principally business disposals	321	322	830

	(821)	(840)	(526)

By geographical area
Europe	(680)	(663)	227
North America	(62)	(62)	(255)
Africa, Middle East & Turkey	(36)	(41)	(125)
Asia & Pacific	12	12	(140)
Latin America	(55)	(86)	(233)

	(821)	(840)	(526)

By operation
Foods	(509)	(514)	(325)
Savoury and dressings	(23)	(33)	311
Spreads and cooking products	(164)	(164)	(233)
Health & wellness and beverages	(99)	(99)	(115)
Ice cream and frozen foods	(223)	(218)	(288)
Home care & professional cleaning	(172)	(179)	(180)
Personal care	(140)	(149)	(44)
Other operations	–	2	23

	(821)	(840)	(526)

CAPITAL EXPENDITURE		2002**	2001**
By geographical area
Europe		520	565
North America		314	318
Africa, Middle East & Turkey		101	102
Asia & Pacific		159	194
Latin America		126	175

		1,220	1,354

By operation
Foods		756	725
Home care, professional cleaning and personal care		438	607
Other operations		26	22

		1,220	1,354

* at constant 2001 annual average exchange rates
** at exchange rates current in the year

US $ Millions (provisional)	2002**	2001**

EXPENDITURE IN GROUP OPERATING COSTS

Research and development	1,096	1,055
Advertising and promotions expenditure	6,429	5,952

Average in thousands (provisional)	2002	2001

PERSONNEL NUMBERS BY GEOGRAPHICAL AREA (Parent
and group companies)
Europe	65	75
North America	22	30
Africa, Middle East and Turkey	52	49
Asia and Pacific	84	84
Latin America	35	41

	258	279

** at exchange rates current in the year